TDP Energy Company
                       Notes to Consolidated Balance Sheet
                               September 30, 2004


Note 1            Summary of Significant Accounting Policies

         The accompanying consolidated balance sheet and notes thereto of TDP Energy Corporation ("TDP or the Company") are unaudited. However, in the opinion of TDP management, all adjustments (all of which are normal and recurring) have been made which are necessary to fairly state the consolidated financial position of TDP and its subsidiaries as of September 30, 2004. The accompanying consolidated balance sheet and notes thereto should be read in conjunction with the Audited TDP Consolidated Financial Statements as of December 31, 2003.


Note 2            Long Term Debt

         In October 2004, TDP increased its line of credit to $10,000,000 with a maximum borrowing base of $5,700,000 and a monthly reduction in this base of $150,000. At September 30, 2004, $3,501,000 was outstanding under this line. The maturity date was extended to April 1, 2006. All other terms and conditions remain the same.

Note 3            Related Party Transactions

         The Company pays a monthly management fee of $10,000 to its majority stockholder, Redwood Microcap Fund, Inc. ("Redwood"). Additional advances to Redwood in 2004 total $20,000.

         During 2004, the Company made advances to certain affiliated entities which are owned or controlled by Redwood. Advances made to affiliated entities were in the amount of $299,000 at a 12% interest rate.